EXHIBIT 99.1

HEXO to Begin Trading on the Nasdaq

OTTAWA, Aug. 24, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NASDAQ: HEXO) today announced that the previously announced transfer of its stock exchange listing to the Nasdaq Capital Market ("Nasdaq") from the New York Stock Exchange is complete.

The Company's common share will begin trading as a Nasdaq-listed security at market open today, August 24, 2021. Current retail and institutional investor shares will automatically be transferred over to Nasdaq. Current shareholders are not required to take any action.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

For more information, please visit www.hexocorp.com.

Investor Relations:

invest@HEXO.com

www.hexocorp.com

Media Relations:

(819) 317-0526

media@hexo.com